UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

January 11, 2012

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant, titled: "D. Medical Receives CE Mark Approval for “Spring Zone” Durable Insulin Pump".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

News Release
For Immediate Release

D. Medical Receives CE Mark Approval for
“Spring Zone”
 Durable Insulin Pump

Tirat Carmel, Israel – January 11, 2012 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMED)("D. Medical" or “Company”), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, today announced that the Company, through its wholly owned subsidiary Spring Health Solution Ltd., received a CE Mark approval for its Spring™ Zone Insulin Delivery System.  "Spring Zone" replaces D. Medical’s first generation Spring ADI insulin pump.

The proprietary Intellispring™ technology, at the heart of the "Spring Zone" Insulin Delivery System, results in unique performance advantages such as superior blockage and detachment detection, environmental (pressure and temperature) adaptability and continuous insulin dose delivery check. This mechanism, backed by the Total Line Control™ (TLC) safety check system, enables failsafe operation and exceptional reliability for continuously controlled and monitored insulin delivery.

Other key design features that differentiate the Spring Zone from all other models on the market make it the smallest, lightest and quietest durable insulin pump.

Hezkiah Tsoory, D. Medical's Chief Operating Officer commented:  “The CE Mark approval is an important milestone that comes at the perfect time, just as the company is looking for a worldwide partner with whom to commercialize its pump technology. We continue gaining ground with European and North American market acceptance of the Spring Universal Infusion Set. Our accomplishments in refining and scaling our manufacturing capacity, as well as widening the distribution channels, will pave the way for our next round of innovations.

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient's body, using its proprietary spring-based delivery technology. D. Medical believes that its spring- based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps. D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps and a device that will combine a continuous glucose monitoring system and an insulin pumpon thesame patch.  For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and caregivers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's future expectations in connection with its level of sales, markets penetration, readiness of its production lines and timing of markets penetration. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward- looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward- looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, the performance of D. Medical's Swedish distributor and contract manufacturer, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of operations or financial condition. D. Medicals does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries Ltd.
T: +972-73-2507100
info@springnow.com

North American Investor Contact:

Stephen Kilmer
T: 212-618-6347
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations:

Michal Efraty
T: +972-3-6950380
M: +972-52-3044404
michal@efraty.com